Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc.

Registration No.: 333-230968

Date: June 4, 2019

On June 4, 2019, Cousins Properties Incorporated (“Cousins”) used the investor presentation below, which presentation provides certain supplemental information in respect of Cousins’ pending acquisition of TIER REIT, Inc., at an industry conference.

FORWARD-LOOKING STATEMENTS Cautionary Statement Regarding Forward-Looking Information In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Cousins and TIER operate and beliefs of and assumptions made by Cousins management and TIER management, involve uncertainties that could significantly affect the financial or operating results of Cousins, TIER or the combined company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "should," "may," "projects," "could," "estimates" or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving Cousins and TIER, including future financial and operating results, the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future - including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds-are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Cousins or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the SEC by Cousins and TIER from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Form 10-K and 10-0. Except to the extent required by applicable law or regulation, each of Cousins and TIER disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors. Important Additional Information and Where to Find It In connection with the proposed merger, Cousins filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that contains a joint proxy statement/prospectus. The registration statement was declared effective by the SEC on May 8, 2019 and Cousins and TIER commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about May 8, 2019. STOCKHOLDERS OF COUSINS AND TIER ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com. Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins' website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER's website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225. Participants in the Solicitation Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC. Information about TIER's directors and executive officers is available in Amendment No.1 to TIER's Annual Report on Form 10-K for fiscal year ended December 31,2018, and certain of its Current Reports on Form 8-K.Information about Cousins' directors and executive officers is available in Cousins' proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from TIER or Cousins using the sources indicated above. No Offer or Solicitation This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. as amended.

I PREEMINENT SUN BELT OFFICE REIT Pure-Play Sun Belt, Class A office REIT with a differentiated portfolio cuzl PEERS2 Average Building Size 363K 233K a 98°/o %Sun Belt 33°/o II II I'll m. 100°/o %Class A 89°/o I'll Ill %Office 99°/o 83°/o 78°/o % Near Transit3 38°/o 2002 1990 Average Year Built 2 Note: Pro forma for the closing of the TIER transaction.

I PREEMINENT SUN BELT OFFICE REIT t Market Share in Highly-Amenitized Submarkets Development/Land Asset . Operating Asset 3 Dominan

I HEALTHY MARKET FUNDAMENTALS Markets Lead the Nation in Attracting Residents Top Five States for Net Migration1 2005-2017 I I I I #1 TX #2 FL #3 NC #4 AZ #5 GA #50 New York Top Source of Net tv1igration to GA, NC, FL #49 California Top Source of Net tv1igration to TX,AZ 4 Cousins

I HEALTHY MARKET FUNDAMENTALS Outstanding Office Employment Growth and Constrained New Supply Office Employment Growth Year-Over-Year1 CUZ Average Gateway Average U.S.Average Construction as a o/o of Totallnventory2 CUZ Average Gateway Average U.S.Average 5

I HEALTHY MARKET FUNDAMENTALS Supply/Dema d Characteristics Generate Rent Growth and Absorption Rent Growth Year-Over-Vear1 CUZ Average U.S.Average Gateway Average Net Absorption as a % of Totallnventory2 CUZ Average Gateway Average U.S. Average Solid Robust n

I CREATION OPPORTUNITIES SF1 Development Pipeline Portion 72°/o Pre-Leased2 DOtv1AIN 123 AUSTIN DOMAIN ATLANTA DECATUR ATLANTA NORTH FULTON AUSTIN DOMAIN AUSTIN CBD Complete 4Q 2019 Complete 1Q 2020 Complete 1Q 2020 Complete 2Q 2020 Complete 1Q 2021 100% Pre-leased Mixed-Use Spec 40% Pre-leased 60% Pre-leased 87% Pre-leased 320K SF 351K SF 251K SF $86MM lnvestment4 300K SF 358K SF $121MM lnvestment4 $17MM lnvestment4 $116M lnvestment4 $97MM lnvestment4 7 Note: Pro forma for the closing of the TIER transaction. 300 COLORADO 120 WEST TRINITY VALUE 1.6MM Office

I CREATION OPPORTUNITIES Irreplaceable Land Bank Supports 3.5MM SF1 of New Development MIDTOWN 470K SF' BUCKHEAD s6oK SF' DOMAIN 330K SF' DOMAIN 6ooKSF' DALLAS LEGACY 6ooKSF' UPTOWN 460K SF' WESTSHORE 170K SF' TEMPE 28oK SF' 8 Note: Pro forma for the closing of the TIER transaction. VALUE

I CREATION OPPORTUNITIES Significant Mark-to-Market Opportunity Increase in 2nd Generation Cash Net Rent1 20.0% 15.0% 10.0% I I I 18%1 I I to I 110%1 5.0% I I I I I I '==I 0.0% +"''"' «_V'!>..v.'!, Despite strong growth, in-place rents (·s"'--------------.. remain below current :._ 0_/_o - 1 0_° /_o_! market rents2 9 Note: Future increase is pro forma for the closing of the TIER transaction. Historical numbers are based on Cousins' filings. VALUE value creation opportunities

I , STRONG BALANCE SHEET & Access to Capital Substantial Liquidity tvlarkets $936 Million Liquidity1 Flexible 11 Note: Pro forma for the closing of the Tl ER transaction. SIMPLE simple, strong balance sheet

I MEET OUR EXECUTIVE TEAM Stable, Experienced Leadership

TIER TRANSACTION

Transaction overview

strategic rationale

ComBINED COMPANY SNAPSHOT Ocousins $4.0 billion TIER REIT $5.6 billion $1.6 billion 1 $7.6 billion $5.3 billion $2.3 billion 1 s.a million SF 21.8 million SF 1.6 million SF 62oKSF 96oKSF 3.5 million SF 1.4 million SF 2.1 million SF TOTAL MARKET CAP EQUITY MARKET CAP COM

Appendix

atlanta market snapshot

Austin market snapshot

charlotte market snapshot

Dallas market snapshot

Phoenix market snapshot

TAMPA Market

I FOOTNOTES Page 9-Value Creation Opportunities 1. 2. Increase in second generation net rent on a cash basis per Cousins' quarterly filings. Cousins' estimate for Cousins and TIER assets combined. Page 1 - Cousins Properties Snapshot Page 10-Simple, Strong Balance Sheet 1. Pie chart based on pro rata share of GAAP NOI as reported in Cousins' and TIER's 31-Mar-2019 filings. Square footage shown at 100% as reported in Cousins' and TIER's 31-Mar-2019 filings. Adjusted for potential sale of Third +Shoal. As reported in Cousins' and TIER's 31-Mar-2019 filings. Square footage is based on preliminary estimates. Cousins' estimate for Cousins and TIER assets combined. Represents management's estimate of leverage and annualized pro forma EBITDA (inclusive of synergies) at closing. 1. Represents total debt including company's share of unconsolidated debt net of cash divided by quarterly annualized EBITDA as reported in companies' 10 2019 quarterly filings with the exception of Cousins and TlER. Represents management's estimate of leverage and annualized pro forma EBITDA (inclusive of synergies) at closing. Based on balloon payments due at maturity as reported in Cousins' and TIER's 31-Mar-2019 filings. Excludes Third+ Shoal loan. Assumes Cousins pays off TIER's $22mm revolver balance with its revolver and replaces TIER's $575mm term loans with ten-year debt at 4%. 2. 3. 4-5. 2. 3. Page 2-Preeminent Sun Belt Office REIT Page 11 -Simple, Strong Balance Sheet 1. All figures are pro forma for the closing of the TIER transaction and as of 31-Mar-2019. Adjusted for potential sale of Third +Shoal. Peers include the following secondary office REITs according to Green Street: BDN, CLI, EOC, HIW, OFC, PDM. Data collected from CoStar, S&P Global, each company's 10 2019 supplemental data and each company's website. "Near transit" is defined as within a 15 minute walk from the asset. 1. Represents Cousins' and TIER's cash as of 31-Mar-2019 plus availability under Cousins' Credit Facility as of 31-Mar-2019less the amount outstanding under TIER's revolver as of 31-Mar-2019. Does not reflect transaction costs. Calculation is based on pro rata share of GAAP NOI of Cousins and TlER assets as reported in 31-Mar-2019 filings. Adjusted for potential sale of Third+ Shoal. 2. 2. 3-Page 3-Preeminent Sun Belt Office REIT Page 14-Strategic Rationale 1. Source: CoStar. Based on 100% of building square footage as of 31-Mar-2019. Does not 1. 2. Based on 4018 GAAP NOI as reported in Cousins' merger presentation dated 25-Mar-2019. Represents management's estimate of leverage and annualized pro forma EBITDA (inclusive of synergies) at closing. include 100% owner-occupied buildings. Pro forma for the closing of the TIER transaction. Adjusted for potential sale of Third +Shoal. 2. Page 4-Healthy Market Fundamentals Page 15-Combined Company Snapshot 1. Source: US Census Bureau. 1. 2. 3-Market data as of May 16, 2019. Balance sheet data as of 1019. Adjusted for potential sale of Third +Shoal. Figures include in-process developments assets as reported in Cousins' and TlER's 31-Mar-2019 filings. Represents estimated developable SF. Does not include 3 million square feet of potential redevelopment opportunities at Domain 3 & 4 and Domain Point. Page 5-Healthy Market Fundamentals 1. BLS.gov and Baird Research for office employment growth data as of March 2019; represents simple average for CUZ and Gateway markets. Source: CoStar for construction data and total office inventory as of 31-Mar-2019; represents weighted average for CUZ and Gateway markets. 2. 4-Page 6-Healthy Market Fundamentals Appendix-Market Snapshots 1. Source: CoStar for year-over-year rent growth data as of 31-Mar-2019; represents simple average for CUZ and Gateway markets. Source: CoStar for net absorption data (12-months) and total office inventory as of 31-Mar-2019; represents simple average for CUZ and Gateway markets. 1. Represents portfolio statistics of combined company at 100% as reported in Cousins' and TIER's 31-Mar-2019 filings. Excludes projects under construction. Calculation is based on pro rata share of GAAP NOI as reported in Cousins' and TIER's 31-Mar-2019 filings. Pro forma for the closing of the TIER transaction. Adjusted for potential sale of Third +Shoal. Source: CoStar. Represents weighted average gross rental rates of Cousins and TIER properties; where net rents are quoted, operating expenses are added to achieve gross rents. Based on 10 2019 revenues. Pro forma for the closing of the TlER transaction. Management uses SIC codes when available along with judgement to determine tenant industry 2. 2. Page 7-Value Creation Opportunities 1. 2. 3-4. All data as reported in or derived from Cousins' and TIER's 31-Mar-2019 filings. Pre-leased calculation excludes apartment and retail portions of 120 W Trinity. TIER REIT property; will be acquired by Cousins at the closing of the TIER transaction. Investment represents Cousins' or TIER's share of the project. 3. 4. Page 8-Value Creation Opportunities 1. 2. Represents estimated developable SF. TIER REIT property; will be acquired by Cousins at the closing of the TIER transaction.  classification.  22

Gregg Adzema Executive Vice President and Chief Financial Officer Roni l mbeaux Vice President, Finance and Investor Relations ·ns.com